02034756

82-5035

May 21, 2002

RE: Rule 12g3-2(b) submission by F-Secure Corporation (formerly, Data Fellows Corp.)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 05 2002
WASH. D.C. 165

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to F-Secure Corporation (formerly Data Fellows Corp.). I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a recent press release published by F-Secure.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

Very truly yours,

dlw 6/17

Jaana Sirkiä
Corporate communicator

PP. Henrietta Malmari

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com

F-SECURE®

FOR RELEASE May 20, 2002

Virus writer tries to cash in with the new p2p virus

F-Secure warns computer users about a new worm which has quickly spread in the Kazaa file sharing networks. The virus, which is known as Benjamin, masquarades as popular music, video and software files to make it more likely users will download it.

The Benjamin worm uses Kazaa p2p (peer-to-peer) network to spread. Much like Napster, The Kazaa network allows its participants to exchange files with each other, using dedicated Windows-based software. Kazaa typically has more than one million users online at the same time, exchanging media files with each other.

Benjamin virus only works on Windows workstations which have the Kazaa program installed, When the virus is started, it shows a fake error message to the user:

> Access error #03A:94574: Invalid pointer operation
> File possibly corrupted.

After this the worm creates hundreds of files to the users hard drive and shares them to other Kazaa users. These files are actually copies of the worm itself, but they have been named to fool people into downloading them. Examples include:

> "Deepest Purple-The Very Best of Deep Purple - Smoke on the Water"
> "Metallica - Until it sleeps"
> "Johann Sebastian Bach - Brandenburg Concerto No 4"
> "South Park Vol.3-divx-full-downloader"
> "Star wars Episode 1-divx-full-downloader"
> "F1 Racing Championship-Games-full-downloader"
> "Chessmaster 8000-Games-full-downloader"

The total list of filenames contains over 2000 entries. Apparently this list has been created by monitoring most popular searches being made in the Kazaa network. The size of the shared infected files varies between 200 and 800 kB. These files always .EXE or .SCR extension, but it has often been hidden by prepending dozens of space characters between the filename and the extension.

"Apparently the worm was written to make money for the virus writer", comments Mikko Hypponen, Manager of Anti-Virus Research at F-Secure Corporation. The worm opens a webpage named benjamin.xww.de which contained advertisments. "Now the page has been taken down, but if the virus author got money based on ad views, he might have created some cashflow here".

Benjamin worm was found on Saturday the 18th of May. By Monday the 20th, a typical search in Kazaa network resulted in 20-30 infected files being offered for download, increasing the likelyhood of spreading infections.

F-Secure Anti-Virus detects and stops the Benjamin virus.

Technical description and screenshots of the Benjamin virus are available from:
http://www.F-Secure.com/v-descs/benjamin.shtml

For more information, please contact:

F-Secure Corporation, Mikko Hermanni Hyppönen, Manager, Anti-Virus Research
PL 24
FIN-00181 Helsinki
Tel +358 9 2520 5513
Mobile +358 400 648 180
Fax +358 9 2520 5014
Email: Mikko.Hypponen@F-Secure.com

http://www.F-Secure.com/

F-Secure Corporation • PL 24, FIN-00181 Helsinki, FINLAND • tel. +358 9 2520 0700,
fax +358 9 2520 5001